Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

Beverage Digest - Wall Street Smarts
June 14, 2010
Simon Baldry
Speaking Notes

Good morning, ladies and gentlemen.

My name is Simon Baldry, and I am Managing Director of Coca-Cola Enterprises in Great Britain.  I am delighted to have the opportunity to talk about the British soft drinks market and Coca-Cola Enterprises with you today. You’d expect Coca-Cola Enterprises to be focused on growing soft drinks sales. And we are. We are passionate about it in Great Britain.

But the scale of our ambition might surprise you. And the breadth of opportunities for growth that we’ve identified might surprise you. And that’s what I’d like to talk to you about today.

I’d also like to note that based on our pending transaction with The Coca-Cola Company, I will not be taking any questions on the transaction during the Q&A.

Before we begin, please take a moment to review our disclaimer and our message regarding forward-looking statements

By the end of my presentation, I want you to leave here understanding WHY, in Great Britain, growing the soft drinks category – which we define as non-alcoholic ready to drink category plus squashes – has to be Coca-Cola Enterprises’ number one ambition.

To do this, I will talk about...

•	WHAT Coca-Cola Enterprises represents in Great Britain
•	HOW, as an industry leader, we need to have a bold vision for our category.
•	HOW we plan to open more business with our customers.
•	And HOW, as we seek superior long-term results, we are committed to being an outstanding corporate citizen.

Let’s begin with something that should be familiar. Our Chairman and CEO John Brock and our European President, Hubert Patricot, have shared with you before Coca-Cola Enterprises’ operating framework.
In Europe and specifically Great Britain, both our long-term and annual business plans are built around our vision to be the best beverage sales and customer service company and are guided by CCE’s Operating Framework.

To do that, we are focused on our three key strategic priorities:

•	Being #1 or strong # 2 in every category in which we choose to compete
•	Being our customers’ most valued supplier
•	Establishing a winning and inclusive culture in our work force.

These are supported and underpinned by our effective relationship with The Coca-Cola Company and our commitment to Corporate Responsibility and Sustainability.

Our European footprint encompasses all of Great Britain, France, Belgium, the Netherlands, and Luxembourg, and we anticipate adding bottling operations in Sweden and Norway at the close of our pending transaction with The Coca-Cola Company in the fourth quarter this year.  Once our deal closes, we are and will remain The Coca-Cola Company’s strategic bottling partner in Western Europe and the third-largest independent bottler globally.

To put our GB business in context, CCE acquired the Coca-Cola bottling operations in GB from Cadbury-Schweppes in 1997. Today, we are part of a global company but we are also a British business and we can be flexible and agile in responding to local market trends and opportunities because of our local operations.

We sell more than 4 billion bottles and cans in Britain every year.  We make 95% of our products in GB, a fact we put on our cans and bottles, and we are very proud of it.  We employ almost 4,700 people in Britain at 36 sites producing over 80 different drinks for British consumers.  We also have more than 190,000 pieces of cold drink equipment in the marketplace. The depth and breadth of this local presence, combined with the global investment in our brands, means that we are the leading soft drink manufacturer in Great Britain.

In 2009, the soft drinks category experienced considerable value and volume growth in Britain, and we estimate that our brands were responsible for approximately 70%. In 2010, we and the industry are cycling the volume growth, but we are continuing to grow value ahead of food sales as reported by Nielsen. Year to date, the value of the soft drinks category has grown by 4.8%, and we are maintaining our share.

Our sparkling portfolio has driven much of our growth in GB thanks to the success of flagship Coca-Cola, along with excellent sparkling brands in diet Coke and Coke Zero.  Just recently, a survey published by the British trade publication The Grocer put Coca-Cola at the top of GB’s 100 biggest brands.  This is based upon Nielsen data which identified that 2009 sales of our 3 Coke brands topped £1 billion in retail sales for the first time.  And Diet Coke and Coke Zero account for almost half of the volume within our 3 Coke brands.

Whilst Coca-Cola is Britain’s best-selling grocery brand, 6 of our brands are among the top 20 selling British soft drinks, according to Nielson.  We have also focused on expanding our portfolio in non-sparkling categories.  We have developed Relentless and recently Monster, the fastest growing energy brands in Great Britain.  And we have successfully re-entered the bottled water category with Schweppes Abbey Well and entered enhanced hydration with Glaceau Vitamin Water.

Importantly, we have been ranked the number one supplier by our customers in the Advantage Group Survey for 5 years running. We want to use our brand leadership, as well as the advantages our local operations and sales force bring, to drive even greater growth for our category in Britain.

In 2009, soft drinks were estimated to be worth in the region of £11.4 billion in GB retail sales.  However, we have identified that the Soft Drinks market could be worth an extra £1.4 billion.  That’s equivalent to adding a category the size of pet foods or washing detergents on top of what is already sold today.

Per capita consumption in GB lags behind neighbouring countries such as Ireland and Belgium.  In addition, the GB population is forecast to increase by almost 10% by 2018. Consider this... if we can succeed in persuading every existing consumer to buy just one more soft drink every two weeks then we could grow the category by £1.4 billion.

We know that shoppers and their shopping habits are changing. We’ve invested more than £2 million over the past three years to track these changes as they happened.

We’ve set about understanding the role soft drinks play in the three main environments:

•	The first is future consumption, or buy now, drink later.
•	The second is immediate consumption on-the-go.
•	The third and final is immediate consumption on-premise. Consumption now in a café, bar or restaurant.

We’ve analysed the findings about each of these environments and have translated them into simple, meaningful action plans to use with our customers. Our actions will target the four factors that make the difference across these shopping occasions for consumers.

•	Signage and Segmentation – Am I drawn to the soft drinks aisle? Do I want to stay and browse?
•	Range and space – Is the drink available and visible? Can I see what’s on offer?
•	Communications – Is the role of the drink within my repertoire clearly communicated?
•	Promotions – Is there an additional offer to encourage purchase?

We have looked at each of these four factors in detail and the role they can play during different shopper missions.  Specifically, I would like to share with you how shopper insights translate into shopping opportunities across these three key environments.

The largest shopping environment is the superstore foodhall. The current economic climate has increased the consumers’ focus on price and promotion. However, we know that today soft drinks are purchased only 26% of the time on take-home food shopping trips. Many consumers are not shopping the soft drinks aisle, and when they do, making a choice is not always easy. We are encouraging more shoppers to enter the soft drinks aisle through better aisle sighting and category signage. And, we are continually segmenting the key soft drinks range to enable shoppers to make easier choices.

In many of the immediate consumption on-the-go soft drinks occasions, we know that shoppers purchase a beverage to accompany food. However, when we look at total food purchase in all these outlets, we know that 67% of food purchases do not include a soft drink. Therefore, we can drive further sales by linking purchases through meal deals, and improving the visibility and placement of soft drinks next to take-away items like sandwiches.

Turning to pubs, bars and clubs, many of these outlets have changed and are now smoke-free, more family friendly and more health-conscious. We know that 25% of people entering a pub today are looking to purchase a soft drink. However, soft drink choices are limited in this environment and often not visible or accessible. Improving the range of soft drinks sold, as well as the visibility at the bar and on tables, again often accompanying food, can help drive growth.

Through these shopper-based insights, we have identified specific initiatives to unlock the £1.4 billion category opportunity for growth, together with our customers.

Earlier this year, we opened a brand new virtual technology centre at our head office near London.  The centre is called CLIC – Collaboration, Learning and Insight Centre. CLIC delivers a world class shopper marketing capability by improving our ability to generate relevant shopper insight and create merchandising solutions for our customers across all channels and of all sizes.

This virtual technology allows us to create “real” stores in the virtual world.  We can create any shopping environment and we can change packaging, shelf, pricing, POS, displays or macro store layout to see how this influences shopper purchase decisions.  We also have mobile work stations to take this technology to where the shoppers are so that we can evaluate changes to shoppers’ buying habits on all types of shopping missions.

The following video – a virtual tour of an ASDA Supercentre – will help demonstrate the power of using this technology with our customers to co-develop programmes that can influence shopper behaviour and unlock category growth.

As you saw in the video, we are able to activate some of the world’s most outstanding sports-related assets – the 2010 World Cup, which started 3 days ago, and the 2012 Summer Olympics, which will open in London in 767 days.

Our World Cup Trade plan for 2010 is the best ever. Big in-store displays, tailor-made promotions for key retailers, online activation, TV advertising, and ticket giveaways for consumers. We will continue promoting Coca-Cola and game-time celebrations through the final on the 11th of July.

And in two years time, the eyes of the world will be on Great Britain for the 2012 Olympics. These Olympics will be a once in a lifetime opportunity for our country and our business.  Already we have employees actively involved in developing our Olympic experiences and we recently sent 22 employees to Vancouver to work and understand first-hand how to stage an event of this scale.

Building on the success of the 2010 Winter Olympics in Vancouver these games will be the greenest Olympics of the modern era. We see this as a once-in-a-lifetime opportunity to leave a genuine legacy for our business.

We are now actively involved with our key customers in developing tailored programmes with them that will not only grow the soft drinks category in their business but which will also use one of our Olympic assets to develop legacy programmes across areas such as community, health and wellbeing and environment.

While we aim to grow more, we are aware that the way we manage our business affects the world in which we operate. We recognise that we need to grow responsibly – growing our business while using less.

Earlier, I referred to our commitment to Corporate Responsibility & Sustainability.  Last year, with the active engagement and leadership of our Board of Directors’ CRS Committee, we launched Commitment 2020 –a commitment to reach concrete goals in five focus areas, all of which are integral to our business and where our business can have the biggest impact on our communities.  They are:

•	Water Stewardship
•	Energy Conservation / Climate Change
•	Sustainable Packaging / Recycling
•	Product Portfolio / Balanced and Active Lifestyle
•	Diverse and Inclusive Culture

We are working hard to understand the impact that we have upon the communities in which we operate, the wellbeing of consumers who enjoy our products, and the commitment and motivation of our employees.

Later this week, we will be publishing our most recent company-wide CRS Report, which highlights the progress we’ve made and the areas of opportunity we still face along our CRS journey, from more energy-efficient sales and marketing equipment, more water-efficient operations and in-house recycling programs.

So, let me close with a few key points:

First, Great Britain is a key component to our European operations. Second, we have a real opportunity to grow our business in Great Britain.  Third, we are clear about how we can unlock this growth together with our customers. And finally, we are clear about our commitment to grow our business in the right way and the legacy that we want to leave as an outstanding corporate citizen.

Thank you very much. I would be happy to take your questions now.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC’s web site at www.sec.gov.  Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.cokecce.com under the tab “Investor Relations” or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

Participants in the Solicitation

Coca-Cola Enterprises Inc. (the “Company”) and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction.  Information regarding the interests of such directors and executive officers was included in the Company’s Proxy Statement for its 2010 Annual Meeting of Shareowners filed with the SEC March 5, 2010  and its Form 10-K filed on February 12, 2010 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available.  Each of these documents is, or will be, available free of charge at the SEC’s website at www.sec.gov and from the Company on its website or by contacting the Investor Relations Department at the telephone number above.